

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

VIA U.S. MAIL

Paul A. Kruger
CEO and Chairman
Precis Health, Inc.
2500 S. McGee Drive, Suite 145
Norman, OK 73072

> **Re: Precis Health, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-169305**

Dear Mr. Kruger:

   We have reviewed your response to our letter dated October 8, 2010 and have the following additional comments.

General

1. We note your response to prior comment 6. Please revise your summary, the risk factor on page 7, and your disclosure on page 40 to clarify which aspects of your plan of operation you "may be forced to delay, curtail, or eliminate" if you are unable to raise at funds in this offering, and disclose the impact that a delay, curtailment, or elimination would have on your business.

Prospectus Summary and Risk Factors, page 4

2. We note your response to prior comment 10. Please disclose that you have no current specific plans to expand beyond the four states where you currently offer your service.

3. We note your response to prior comment 13 and reissue. Additionally, to the extent there are known uncertainties regarding the impact the new health care law may have on you, discuss these as well.

Our internal controls may be inadequate, page 9

4. We note your response to prior comment 16. Please delete the language "and lead to misinformation being disseminated to the public" from the risk factor heading and from the penultimate sentence. Delete the last sentence of the risk factor.

Description of Business, page 17

5. We note your response to prior comment 19 and reissue. File the agreement with New Benefits, Ltd. or advise why this agreement is not a material contract to you. To the extent you believe portions of the agreement should not be disclosed, refer to Securities Act 406, which is the exclusive means for requesting confidential treatment of information included in any document required to be filed under the Securities Act. Additionally, please note that Section II.C.2. of Staff Legal Bulletin No. 1 specifically states that "agreement between the parties to keep information confidential does not itself provide adequate justification for confidential treatment."

6. We note your response to prior comment 20. Please expand your discussion of the mechanics of the purchase of and repackaging and resale of discount medical benefits and services. Disclose the whether you purchase benefits and services "in bulk" up front, or on a "pay as you go" basis instead. Discuss the liquidity needs to support your model of purchasing and repackaging and reselling benefits and services. Also, please discuss the considerations used in setting resale rates and disclose the market rates, if known, for the plans you intend to sell. Finally, discuss the ongoing sales and marketing costs you expect to incur to sell your discount cards.

Industry Background, page 21

7. We note your response to prior comment 27 and reissue.

8. We note your response to prior comment 28. If the statistic cited in the last sentence of the third paragraph does not account for passage of health care reform legislation, please provide updated statistics or delete.

Government Regulation, page 22

9. We note your response to prior comment 31 and reissue. Please revise to specifically address regulatory requirements applicable to you in Oklahoma, Arkansas, Missouri, and Texas.

Management's Discussion and Plan of Operation, page 38

10. Please reconcile the statement that you "do not have any material contracts and or affiliations with third parties" in light of your agreement with New Benefits Ltd.

Background of Directors, Executive Officers, Promoters and Control Persons, page 42

11. We note your response to prior comment 34 and reissue in part. Please revise to delete the information about the business history of the earlier companies beyond a brief phrase describing their business activity.

Paul A. Kruger
Precis Health, Inc.
November 9, 2010
Page 3

Certain Relationships and Related Transactions, page 46

12. We note your response to prior comment 35 and reissue. If you are a party to an oral contract that would be required to be filed as an exhibit if it were in writing, you should provide a written description of the contract. Refer to Item 601(b)(10)(iii) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 146.04, available on the SEC website at www.sec.gov.

13. Please revise to briefly describe the consulting services received by Precis Sleep, Inc.

Exhibit 99.1

14. We note your response to prior comment 37 and reissue. Please delete Paragraph 4(e) as it contains inappropriate representations and warranties regarding the purchaser's opportunity to verify information in the prospectus.

15. We note your response to prior comment 39 and reissue. Please delete Paragraph 5 as it contains an inappropriate indemnification clause.

Other

16. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

17. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Juan Migone at (202) 551-3312 or Joseph A. Foti, Senior Associate Chief Accountant at (202) 5513816 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (626) 335-7750
        Randall V. Brumbaugh, Esq.